Ontario

Ministry of Public and Business Service Delivery
Ministère des Services au public et aux entreprises

Certificate of Amendment

Certificat de modification

Business Corporations Act

Loi sur les sociétés par actions

ELECTROVAYA INC.

Corporation Name / Dénomination sociale

1200775

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

June 13, 2023 / 13 juin 2023

V. Quintanilla W.

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Ce certificat de modification n'est pas complet s'il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

Ontario

Ministry of Public and
Business Service Delivery

Articles of Amendment

Business Corporations Act

Corporation Name (Date of Incorporation/Amalgamation)
ELECTROVAYA INC. (September 24, 1996)

1. The name of the corporation is changed to:
Not amended

2. The number of directors or the minimum/maximum number of directors are amended as follows:
Not amended

3. The articles are amended as follows:

A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":
Not amended

B. The classes and any maximum number of shares that the corporation is authorized to issue:
Not amended

C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":

To consolidate the issued and outstanding common shares of the Corporation, on the basis of 1 post-consolidation common

share for every 5 pre-consolidation common shares; provided, however, that holders of less than one common share in the aggregate on such consolidation becoming effective shall not be entitled to receive a fractional common share and any such fractional share shall be cancelled for no consideration.

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":
Not amended

E. Other provisions:
Not amended

4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on:
March 24, 2023

The articles have been properly executed by the required person(s).

Ontario

Ministère des Services au public et aux entreprises

Statuts de modification

Loi sur les sociétés par actions

Dénomination sociale (Date de constitution ou de fusion)
ELECTROVAYA INC. (24 septembre 1996)

1. La dénomination de la société a été modifié pour:
Non modifié

2. Le nombre d'administrateurs ou le nombre minimal/maximal d'administrateurs sont modifiés comme suit:
Non modifié

3. Les statuts sont modifiés comme suit:

A. Restrictions, le cas échéant, liées aux activités ou aux pouvoirs que peut exercer la société : S'il n'y en a aucune, inscrire « Aucune » :
Non modifié

B. Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre:
Non modifié

C. Droits, privilèges, restrictions et conditions, le cas échéant, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peuvent être émises en série : S'il n'y a qu'un seul type d'actions, inscrire « Ne s'applique pas ».

Les statuts de modification à l'égard desquels une inscription a été produite sont incomplets sans le certificat de modification.

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur, ministère des Services au public et aux entreprises

To consolidate the issued and outstanding common shares of the Corporation, on the basis of 1 post-consolidation common share for every 5 pre-consolidation common shares; provided, however, that holders of less than one common share in the aggregate on such consolidation becoming effective shall not be entitled to receive a fractional common share and any such fractional share shall be cancelled for no consideration.

D. Restrictions, le cas échéant, concernant l'émission, le transfert ou la propriété d'actions : S'il n'y en a aucune, inscrire « Aucune » :
Non modifié

E. Autres dispositions:
Non modifié

4. La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

5. La résolution autorisant la modification a été approuvée par les actionnaires/administrateurs (selon le cas) de la société le:
24 mars 2023

Les statuts ont été correctement signés par les personnes autorisées.

Les statuts de modification à l'égard desquels une inscription a été produite sont incomplets sans le certificat de modification.

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur, ministère des Services au public et aux entreprises